# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FRANKLIN STREET PROPERTIES CORP /MA/, CIK 0001031316
CUSIP: 35471R106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 401 EDGEWATER PLACE, STE 200, WAKEFIELD, Massachusetts (MA), 01880
Date of event which requires filing of this statement: 10/15/2025
Amends the filing with accession number 0000902664-25-001603
Filed by CIK 0002043653
Persons authorized to receive notices and communications: Converium Capital Inc., 1250, boul. Rene-Levesque Ouest, Suite 4030, Montreal, Quebec Canada (A8), H3B 4W8, (514) 418-0201; Ele Klein & Brandon Gold, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, (212) 756-2000

## Reporting persons
- Converium Capital Inc. (CIK 0002043653): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,506,414; sole dispositive power 0; shared dispositive power 6,506,414; aggregate amount beneficially owned 6,506,414 (6.3% of the class)
- Aaron Stern: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,506,414; sole dispositive power 0; shared dispositive power 6,506,414; aggregate amount beneficially owned 6,506,414 (6.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: FRANKLIN STREET PROPERTIES CORP /MA/
Address of issuer's principal executive offices: 401 EDGEWATER PLACE, STE 200, WAKEFIELD, Massachusetts (MA), 01880
Comment: The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the Securities and Exchange Commission on March 26, 2025 (as amended, the "Schedule 13D"). This Amendment No. 2 supplements Items 4 and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: Following the resignation of Bruce Schanzer from the Board and pursuant to the terms of the Cooperation Agreement, Converium and the Issuer agreed to appoint Jennifer Bitterman ("Ms. Bitterman") to the Board as a Replacement Director (as defined in the Cooperation Agreement). In connection therewith, Converium and the Converium Funds entered into a letter agreement with the Issuer on October 15, 2025 (the "Letter Agreement"), setting forth the terms of Ms. Bitterman's appointment to the Board. The full text of the Letter Agreement is included as Exhibit 99.3 and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.3: Letter Agreement, dated October 15, 2025 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 15, 2025).

## Signatures
- Converium Capital Inc.: /s/ Michael Rapps, Michael Rapps, Managing Partner (10/15/2025)
- Aaron Stern: /s/ Aaron Stern, Aaron Stern, individually (10/15/2025)